UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of February 2007
Commission File No. 000-52425
GEMALTO N.V.
(Exact name of registrant as specified in its charter)
GEMALTO N.V.
(Translation of registrant’s name into English)
Koningsgracht Gebouw 1
Joop Geesinkweg 541-542
1096 AX
Amsterdam
The Netherlands

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                     No ☑
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
EXHIBIT INDEX
EX-99.1: PRESS RELEASE

DOCUMENTS FILED
     See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMALTO N.V.

By:	/s/ Jean-Pierre Charlet Name: Mr. Jean-Pierre Charlet
Title: General Counsel and Company Secretary
Date: February 1, 2007

EXHIBIT INDEX

Exhibit	Description

99.1	Press release — Gemalto reports fourth quarter and full year 2006 revenue